# WINSTON & STRAWN LLP

35 WEST WACKER DRIVE
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(212) 294-6700

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VICTOR HUGO
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REET, N.W.
WASHINGTON, D.C. 20005-3502



File No. 82-34735

September 15, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302



Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)



Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosure

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

dlw 9/23

NY:807484.1

File No. 82-34735

03 SEP 22 AM 7:21

# PRESS RELEASE

from ASSA ABLOY AB (publ)

15 September, 2003
no. 15/03

## ASSA ABLOY adopts CoreStreet's Credential Technology

ASSA ABLOY today announced its partnership with CoreStreet, a leading provider of validation and authorization technology. CoreStreet, headquartered in Cambridge, Massachusetts will work with ASSA ABLOY to embed CoreStreet's Real Time Credential Technology (RTC) in ASSA ABLOY's door locks for access control validation. The manufactured product will be the world's first physical access system that provides real time authentication, revocation and auditing for wired, wireless and even totally disconnected environments. The products will be based on ASSA ABLOY Group company Timelox's well-reputed electronic platform.

The products will be manufactured, licensed and distributed worldwide through the companies of the ASSA ABLOY Group. By allowing locks to be securely controlled without a physical connection, the new product will be applicable to everything from traditional office buildings to campuses, airplane doors and even cargo containers.

CoreStreet's Real Time Credential Technology (RTC) works by sending small codes – as little as 20 bytes – called "proofs" to establish credential validation. The proofs can be used to determine the validity of a digital certificate or establish individual privileges or access rights. By eliminating the need for costly security measures such as encryption, server protection, and secure communication lines, CoreStreet's products greatly reduce installation, infrastructure and maintenance costs for security. This enables sophisticated cryptographic techniques once considered too slow and costly for mainstream applications to be embedded universally in millions of everyday devices.

Further information can be obtained from
Göran Jansson, Executive Vice President and Chief Financial Officer, tel: +46 70 698 85 72

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
**www.assaabloy.com**

*The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.*